EXHIBIT 12.1

CALIFORNIA STEEL INDUSTRIES, INC. AND SUBSIDIARY

Computation of Ratio of Earnings to Fixed Charges

(All dollar amounts in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2003	2002	2001	2000	1999
			Pro Forma(1)
Income (loss) before income taxes	$3,087	$8,896	(2,210)	6,815	58,139	(7,317)	56,138	77,027
Equity income	(1,258)	(332)	(1,950)	(1,950)	(150)	(1,274)	(2,229)	(75)
Equity dividends	873	388	1,962	1,962	567	243	879	—
Fixed charges	3,475	3,813	10,557	14,323	16,039	17,768	20,458	18,378
Amortization of capitalized interest	142	145	581	581	553	552	534	686
Capitalized interest	—	(129)	(52)	(52)	(319)	(118)	(300)	(588)

Earnings	6,319	12,781	8,888	21,679	74,829	9,854	75,480	95,428

Imputed interest relating to rental expense	105	109	421	421	464	468	460	470
Interest expense(2)	3,229	3,549	9,729	13,291	14,954	16,679	19,377	17,391
Amortized expenses related to indebtedness	141	155	407	611	621	621	621	517

Fixed charges	3,475	3,813	10,557	14,323	16,039	17,768	20,458	18,378

Ratio of earnings to fixed charges(3)	1.8x	3.4x	0.8x	1.5x	4.7x	—	3.7x	5.2 x

(1)	The pro forma ratio for the year ended December 31, 2003 gives effect to the offering of the unregistered notes on a pro forma basis as of that date.
(2)	Includes capitalized interest.
(3)	In 2001, there was a deficiency of earnings to fixed charges of $7,914,000.